

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Lazarus Krikorian
Senior Vice President and Chief Accounting Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2019**
> **Filed November 19, 2019**
> **File No. 001-16671**

Dear Mr. Krikorian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services